Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(In 000's, Except Ratios)
(Unaudited)

		May 18 - Dec 31
	2005	2004
Income before income taxes and minority interest	2,429	10,978

Fixed Charges Deducted from Income:
Implicit Interest in Rents	225	150
Interest Expense	19,386	12,720
Subtotal	19,611	12,870

Earnings Available for Fixed Charges	22,040	23,848

Implicit Interest in Rents	225	150
Interest Expense	19,386	12,720

Total Fixed Charges	19,611	12,870

Ratio of Earnings to Fixed Charges	1.1 X	1.9 X